Exhibit 12

	Compagnie Générale de Géophysique
	Computation of Earnings to Fixed Charges

	Mar-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2002	2001	2000	1999	1998	1997
	€	€	€	€	€	€

Interest expensed or capitalized	6.7	23.0	15.9	9.6	5.0	6.0
Amortized premiums/interest related to indebtedness	—	—	(0.8)	1.1	—	—
Preference security dividend	—	—	—	—	—	—
Interest within rental expense	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—

Total fixed charges	6.7	23.0	15.1	10.7	4.9	6.0

Pre-tax income from continuing operations	(1.1)	32.7	(5.0)	(68.4)	(23.3)	36.9
Equity in income of investees	—	(8.8)	(2.6)	(0.7)	0.6	2.7
Fixed charges	6.7	23.0	15.1	10.7	4.9	6.0
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income to investees	—	—	—	—	—	—
Share pre-tax losses	—	—	—	—	—	—

Total earnings	5.6	46.9	7.5	(58.4)	(17.8)	45.5

Ratio of earnings to fixed charges	0.8	2.0	0.5	(5.5)	(3.6)	7.6
Deficiency of earnings to fixed charges	(1.1)	n.a.	(7.6)	(69.1)	(22.7)	n.a.